Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

March 1, 2012

VIA EDGAR

Michael R. Clampitt
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Oro East Mining, Inc.
Registration Statement on Form S-1
Filed October 26, 2011
File No. 333-177509
Form 10-Q for the Six Months Ended June 30, 2011
Filed August 12, 2011
Form 10-Q for the Nine Months Ended September 30, 2011
Filed November 16, 2011
Form 8-K Filed April 6, 2011
File No. 000-53136

Dear Mr. Clampitt:

Pursuant to the staff’s comment letter dated November 22, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 2 to the Company’s Form S-1 was filed with the Commission via EDGAR on March 1, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

Michael R. Clampitt
Legal Branch Chief
March 1, 2012

Amendment No. 1 to Registration Statement on Form S-1

General

1.	Please refer to your response to comment 2 of our November 22, 2011 letter. We are unable to locate the consent of Paritz & Co. Please advise or revise.

Company response: The Company filed the consent of Paritz & Co. as Exhibit 23.4 to the Form S-1.

2.
Please refer to your response to comment 3 of our November 22, 2011 letter. Please revise the associated risk factor on page 15 to disclose that your disclosure controls and procedures were ineffective at September 30, 2011 because of a material weakness in your internal controls over financial reporting, as set forth in your Form 10-Q for the period then ended.

Company response:  The Company has added the following sentence to page 15:  “Our disclosure controls and procedures were ineffective at September 30, 2011 because of a material weakness in your internal controls over financial reporting, as set forth in your Form 10-Q for the period then ended.”

3.	We note your response to prior comment 4 in our letter dated November 22, 2011. However, as of this date, we have not received the Agetro Commodities report. Therefore, we reissue the comment.

Company response:  The Company confirms that on sent to the staff via Express Mail on February 8, 2011, the Agetro Commodities report.

4.
We note your response to prior comment 6 in our letter dated November 22, 2011.  However, we are unable to locate the revised disclosure that you have referenced in your response. Please revise your disclosure accordingly or advise.

Company response:  The Company has added the following sentence to page 33:  “Our current stockholders invested in us by way of our directors and officers making private offerings of securities to their business affiliates and venture capitalists who had previously invested in or worked with Oro East Mining Company LTD., a Philippines corporation and previous owner of the mining claims and rights under which we now operate our business.”

Michael R. Clampitt
Legal Branch Chief
March 1, 2012

Cover Page of Prospectus

5.	You have not shown last sentence of the first paragraph in bold typeface, and we partially reissue prior comment 9 in our letter dated November 22, 2011.

•
Company response:  On page 9, the Company has made the following sentence in bold typeface:  “Any purchaser of common stock in the offering may be the only purchaser, given the lack of a minimum offering amount.”

6.	Please revise the prospectus cover page to quantify the net proceeds to be received by the selling shareholders. Refer to Item 501(b) of Regulation S-K.

Company response:  The Company has added the following sentence to the prospectus cover page:  “The net proceeds to be received by the selling stockholders is $5,599,320, assuming that the selling shareholders sell all 1,866,440 shares they are collectively offering.”

Prospectus Summary, page 4

7.
We note your revised disclosure in response to prior comment 14 in our letter dated November 22, 2011. Please confirm that you will revise any amendments to the registration statement to update this information, as necessary.

Company response:  The Company confirms that it will revise any amendments to the From S-1 to update the information in its Recent Developments section, as necessary.

Risk Factors, page 9

8.
We note your revised disclosure in response to prior comment 17 in our letter dated November 22, 2011, and we reissue it. The purpose of the risk factors section is to highlight risks that might affect a shareholder’s investment in your shares, not management’s ability to provide assurance as to a particular event occurring.  Please revise the risk factors to eliminate statements such as “we cannot assure you” that an event might or might not happen, and instead revise your disclosure to explain to the shareholder why the occurrence of a risk might or might not happen and management’s view of the likelihood that it would occur. For example, see the fourth risk factor on each of pages 13 and 15.

Michael R. Clampitt
Legal Branch Chief
March 1, 2012

Company response:  The Company has complied with this comment.  Please see pages 13 and 15.

Use of Proceeds, page 21

9.
We note your revised disclosure in response to prior comment 20 in our letter dated November 22, 2011. However, the narrative on page 21 states that estimated offering expenses are $10,000, while the Part II information states $16,889.  Therefore, we reissue the comment.

Company response:  The Company has revise the narrative on page 21 and the Part II information to state that the estimated offering expenses are $16,899.

10.
Your revised disclosure in response to prior comment 21 in our letter dated November 22, 2011 lists the components of Phase II activities. However, you have not quantified these components. Therefore, we reissue the comment.

Company response:  The Company has added the following disclosure to page 22:

Phase II activities still fall within the pre-production stage of operations, with the budget of $12,500,000 allocated for the following:

•
Exploration:  After the prospecting Phase I, areas of greatest mineral potential warranting exploration will have been identified, and exploration in these areas will commence.  Costs for said exploration will be an estimated $1,500,000 and includes both labor, fees to contractors and surveyors, and equipment, post-acquisition exploration and appraisal costs.

•
Development:  To gain access to mineral reserves, we estimate the cost will be $8,500,000 to sinking shafts, permanent excavations, building transport infrastructure and begin initial removal of the overburden, which fall within the company’s stripping costs.

•
Construction:  We estimate the cost to establish and commission facilities, machinery and infrastructure to extract and transport minerals will be $2,500,000.  There will be various pods of construction costs, each related to a single mineral cost center, which cost is, again, a reflection of local costs for the type of work program planned.

Michael R. Clampitt
Legal Branch Chief
March 1, 2012

11.
We note your revised disclosure in response to prior comment 22 in our letter dated November 22, 2011.  Please further revise your disclosure to explain in greater detail the analyses performed by Mr. Chen in drafting the cost estimates, including references to the documents listed in the fourth paragraph on page 23, as appropriate.

Company response:  The Company has added disclosure to explain in greater detail the analyses performed by Mr. Chen in drafting the cost estimates on page 23.

Plan of Distribution, page 28

12.
We note your response to prior comment 26 in our letter dated November 22, 2011. However, your rationale for concluding that Tian Q. Chen and Danni Zhong are eligible for the Rule 3a4-1 under the Securities Exchange Act appears to be conclusory. Therefore, we reissue the comment. In this regard, identify the subsections of Rule 3a4-1 (a) that you are relying upon.

Company response:  Pursuant to Rule 3a4-1, an “associated person” of an issuer is not required to register as a broker dealer to engage in an offer and sale of the issuer’s securities if certain conditions are met. In this regard, the associated person must not be subject to a statutory disqualification, nor be compensated by the payment of commissions, directly or indirectly, based on the sale of the issuer’s shares. Additionally, the associated person must not be an associated person of a broker dealer.  The term “associated person” of an issuer includes, among other persons, any natural person who is an officer or director of the issuer.  Tian Q. Chen is a director and an officer of the Company and Danni Zhong is an officer of the Company.   Therefore, Tian Q. Chen  and Danni Zhong may rely on Rule 3a4-1 to engage in promotional and sales efforts on behalf of the Company without registering as a broker dealer.  The subsections of Rule 3a4-1 (a) on which Mr. Chen and Ms. Zong are relying are: 1, 2, 3, and 4.

13.
We note your response to prior comment 27 in our letter dated November 22, 2011.  Please amend your filing to disclose the information provided in your response.  Also disclose, with quantification, the amounts of such expected compensation to Mr. Chen and Ms. Zhong.

Company response:  The Company has added the following sentence to page 28:  “The Company expects to pay compensation of approximately $250,000 to each of Mr. Chen and Ms. Zhong at such time as the Company sells at least 25% of the shares of its offering.”

Michael R. Clampitt
Legal Branch Chief
March 1, 2012

14.
Your response to prior comment 28 in our letter dated November 22, 2011 indicates that you have removed the Greentech information from your website. However, we note that your website still contains such information. Refer to the presentation located at http://www.oroeast.com/wp-content/uploads/2010/08/Oro-East-PPT-Investors-Only-July-2010.pdf.  Therefore, we reissue the comment.

Company response:  The Company mistakenly believed that it has removed the referenced information.  The Company confirms that it has now removed the referenced information.

Organization Within the Last Five Years, page 33

15.
We note your response to prior comment 33 in our letter dated November 22, 2011.  However, we are unable to locate your revised disclosure with respect to the Mineral Rights Sharing Agreement.  Therefore, we reissue the comment.

Company response:  The Company has added the following disclosure to page 34:

Under the Mineral Rights Agreement the rep[ublic of the Philippines has granted the Company the rights to the exploration, development and commercialization of gold, copper, silver, zinc and “other associated mineral deposits”  for a 25-year term, expiring February 10, 2035.  Company must to commence exploration activities no later than three months after the effective date of the agreement, which the Company has already done, and continue such exploration activities for a term of not longer than six years for nonmetallic metals and eight years for metallic metals.  In the first year, the Company must spend not less than 8,242,000 PhP (approximately $193,000) on its exploration work program.  In the second year, the Company must spend not less than 4,420,000 PhP (approximately $103,500) on its exploration work program.  The Company must complete the development of the mine, including the construction of production facilities, within 36 months from the submission and approval of its Declaration of Mining Project Feasibility under the agreement.

Government Approvals and Recommendations, page 42

16.
Your response to prior comment 39 in our letter dated November 22, 2011 states that the Mineral Rights Agreement grants you all rights to engage in planned operations.  However, we note that Section 11.1(e) of this agreement requires you to “secure all permits necessary or desirable for the purpose of Mining Operations.”  Therefore, we reissue the prior comment.

Michael R. Clampitt
Legal Branch Chief
March 1, 2012

Company response:  The Company has added disclosure to page 42.

17.
We note your response to prior comment 40 in our letter dated November 22, 2011.  Please submit, as supplemental information and not as part of your filing, copies of documents supporting your belief that the scope of mining activities to which the moratorium applies is limited to open pit mining. As a related matter, we are unable to locate in the filing where you have revised your disclosure relating to this moratorium, as you have indicated in your response. Please advise or revise accordingly.

Company response:  The Company has added the following disclosure to page 42:  “The Company does not believe that the moratorium on mining in the area of the Philippines where the Company conducts its operations applies to the Company because the moratorium applies to open pit mining, an activity in which the Company does not engage.”

18.	We note your response to prior comment 43 in our letter dated November 22, 2011. Please amend the Form S-1 to disclose the information provided in your response.

Company response:  The Company has added the following disclosure to page 43:  “Agetro Commodities in not an affiliate of Oro-East Mining Company LTD., Oro East Mining, Inc. or any of their respective affiliates.  Fees fees paid by Oro-East Mining Company LTD. pursuant to its engagement of Agetro with respect to its report is $7,500, and the only fees paid by Oro-East Mining Company LTD. or Oro East Mining, Inc. to Agetro during the past three fiscal years is such $7,500.”

Financial Statements

Note 1(a) - Organization and Business

19.
We note your response to prior comment 56 in our letter dated November 22, 2011. However, you have not removed the statement “. . . to primarily meet the demands of the Chinese Government and companies for the mined minerals” from your financial statements, as indicated in your response. Therefore, we reissue the comment.

Company response:  The Company has deleted the following sentence on paged F-8, F-15 and unnumbered page F-24 (the unnumbered page following page F-23):  “The Company intends to focus on extracting gold, silver, copper, iron ore and other industrial minerals to primarily meet the demands of the Chinese Government and companies for the mined minerals.”

Michael R. Clampitt
Legal Branch Chief
March 1, 2012

Part II.

Item 15. Recent Sales of Unregistered Securities, page II-2

20.
Your response to prior comment 58 in our letter dated November 22, 2011 regarding the availability of the Section 4(2) exemption appears to be a legal conclusion rather than a legal analysis. Therefore, we reissue our prior comment in part. Please provide us with your legal analysis regarding the availability of the Section 4(2) exemption for sales to the private placement investors listed in the table on page II-2. Please also tell us how and by what means the investors were contacted or solicited with respect to the private placements.

Company response:  The Company disclosed that it relied upon Rule 506, promulgated under Section 4(2), and stated the fact that all investors were “accredited.”  The Company did not rely solely on Section 4(2), but Section 4(2) and Rule 506, promulgated thereunder.  All offerees were friends or business associates of directors and/or officers of the Company and were conducted as such.

Exhibits

21.	We note that you have revised the Exhibit table appearing on page II-4. Please make corresponding changes to the Exhibit table appearing on page II-8.

Company response:  The Company has complied with this comment.

22.
Note 4 to the Exhibit table indicates that the legality opinion filed as Exhibit 5.1 is incorporated by reference to your Form 8-K filed on September 29, 2010. However, we are unable to locate this exhibit in the Form 8-K filing referenced. Please revise or advise.

Company response:  The Company has provided an updated legal opinion.

23.	Revise the Exhibit table to include the Power of Attorney.

Company response:  The Company has complied with this comment.

Michael R. Clampitt
Legal Branch Chief
March 1, 2012

24.
Your response to prior comment 60 in our letter dated November 22, 2011 states, among others, that you have not filed the license to Greentech Sustainable Mining Technology because it is an oral contract. However, the fact that this license is not a written document does not obviate the requirement to file it as an exhibit. Please file a written description of this license as an exhibit to your amended Form S-1. Refer to Regulation S-K Compliance & Disclosure Interpretation 146.04 for guidance.

Company response:  The Company now believes that it does not have a license agreement with Greentech and therefore will not file one as an exhibit to the Form S-1.

25.
Your response to prior comment 60 in our letter dated November 22, 2011 states, among others, that you have included documents relating to the Company’s fee simple claim to MPSA 320-2010-XI and all material permits in Exhibit 10.6. However, we are unable to locate these documents. As a related matter, we note that under Section 11.1(e) of the Mineral Production Sharing Agreement the Company is required to secure permits necessary or desirable for the purposes of the mining operations. Please file these documents in your amended Form S-1 or advise.

Company response:  The Company confirms that it is not required to obtain any permits under Section 11.1(e), except for the permit obtain through the filing of an application with the Department of Environment and Natural Resources for the Environmental Compliance Certificate.  This is the only permit required under the MPSA 320-2010-XI to begin further exploration on the property.

26.
Your response to prior comment 62 in our letter dated November 22, 2011 indicates that you have filed all exhibits in their entirety. However, we note that you have not included the Annexes to Exhibit 10.6; therefore, we issue the prior comment.

Company response: The Company has attached the annexes to Exhibit 10.6.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo